RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP
c/o AIMCO/Riverside Park Associates GP, LLC
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
November 9, 2007
Dear Limited Partner:
     As you may be aware by now, MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Income Fund 23, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Fund 6, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Senior Note Program II, LP, Sutter Opportunity Fund 4, LLC; MPF Special Fund 8, LLC; MP Acquisition Co. 3, LLC; MP Falcon Fund, LLC; MPF Flagship Fund 9, LLC; MPF Flagship Fund 11, LLC; MPF Flagship Fund 13, LLC; MPF Income Fund 24, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Premier Fund, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Fund 4, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “MPF Group”) initiated an unsolicited tender offer to buy units of limited partnership interest (the “Units”) in Riverside Park Associates Limited Partnership (the “Partnership”) on November 2, 2007. The general partner of the Partnership, AIMCO/Riverside Park Associates GP, LLC, first became aware of the offer by the MPF Group on November 2, 2007.
     The Partnership, through its general partner, is required by the rules of the Securities and Exchange Commission (the “SEC”) to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to the offer. The general partner does not express any opinion, and is remaining neutral, with respect to the MPF Group offer, due to a conflict of interest. AIMCO Properties, L.P. (“AIMCO Properties”), an affiliate of the general partner, has recently conducted a tender offer for the Units. Therefore, the general partner is remaining neutral and does not express any opinion with respect to the MPF Group offer.
     We call your attention to the following considerations:
•	The MPF Group’s offer price is $70,000.00 per Unit, which will be reduced by the amount of any distributions declared or made between November 2, 2007 and December 14, 2007, or such other date to which the MPF Group offer may be extended.

•	On October 1, 2007, AIMCO Properties commenced a tender offer to purchase all validly tendered Units, with an offer price of $64,429 per Unit. The offer was extended until, and expired on, November 7, 2007 with approximately 38.84 Units tendered.

•	The MPF Group’s offer is for 113.2 Units, or 20% percent of the total outstanding Units. The MPF Group’s offer states, and our records confirm, that the MPF Group and its affiliates do not own any Units. Any acquisition of Units by the MPF Group as a result of the MPF Group’s offer may affect the outcome of Partnership decisions, in that the purchases may concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to consent or object.

•	The MPF Group’s offer states that you will have the right to withdraw Units tendered in the offer at any time until the expiration of the offer on December 14, 2007, or such other date to which the MPF Group’s offer may be extended, or, if your Units have not been accepted for payment by January 1, 2008, you can withdraw them at any time after such time until your Units are accepted for payment.

•	If more than 113.2 Units are tendered and not withdrawn, the MPF Group will accept for payment and pay for 113.2 Units on a pro rata basis. Therefore, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership. The MPF Group’s offer allows you the option to sell “All or None” of your Units. If you elect the “All or None” option and more than 113.2 Units are tendered, your tender will be deemed to have been automatically withdrawn, and the MPF Group will not purchase your Units.

•	The MPF Group does not indicate what its specific plans or proposals are regarding future tender offers. However, it states that it may consider future offers for the Units.

•	AIMCO Properties, which collectively hold 383.41 Units, or 67.47 percent of the total outstanding Units, do not intend to tender any of their Units in the MPF Group’s offer. Upon acceptance of the Units tendered in the Aimco Properties tender offer described above, Aimco Properties will hold approximately 422.25, or 74.6% of the total outstanding Units.

•	In connection with the September 2006 second mortgage loan encumbering the Partnership’s sole investment property, Riverside Park Apartments, a 1,229-unit apartment complex located in Fairfax County, Virginia, the lender to the Partnership obtained an appraisal of the property. The Partnership has obtained a copy of the lender appraisal for the property, dated June 25, 2006, in which an appraiser concluded that the as is market value of the property was $149,000,000, as of May 25, 2006.

•	Although no assurances can be given regarding the timing or amount of any transaction, if at all, the general partner continues to analyze strategic alternatives with regard to the Partnership’s investment property and the Partnership. However, upon consummation of the tender offer by AIMCO Properties, the Partnership will terminate the registration of its limited partnership units under the Securities Exchange Act of 1934 and will no longer file reports with the SEC. As a result, it may become more difficult for limited partners to obtain information about the Partnership, its results of operations and financial condition.

•	In March 2005, the Partnership began a major redevelopment project at the Property intended to help it compete with other properties in its local market. The redevelopment is expected to consist of renovation and appliance upgrades to each apartment unit and the addition of a new clubhouse and fitness center. The General Partner estimates that project costs will be approximately $142,000,000. As of June 30, 2007, the Partnership has spent approximately $38,907,000 for property redevelopment, of which approximately $21,488,000 was completed prior to 2007. Based on current redevelopment plans, the general partner expects the redevelopment to be completed in April 2011. During the construction period, certain expenses are being capitalized and depreciated over the remaining life of the property. The Partnership expects to fund the redevelopment from operations, advances from us and third party debt. At the present time, there can be no assurance that the redevelopment will proceed as currently planned or that the redevelopment as currently planned will be successfully completed in the anticipated timeframe. Many factors could cause the redevelopment to be delayed or to cost the Partnership more than currently anticipated. Such factors include local economic conditions, interest rates, shortages of materials or skilled labor, labor disputes, unforeseen environmental or engineering problems, work stoppages, scheduling problems, weather interference or natural disasters.

•	Since 2004, the Partnership has declared and made the following distributions to the limited partners:

Year	Distribution Per LP Unit	Distribution Type

2004	$2,030.04	From Operations
•	In addition to the tender offer by AIMCO Properties that expired on November 7, 2007, since 2004, AIMCO Properties has purchased in private transactions 0.5 Units at a price of $44,440.00 per Unit in 2005.

•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum), which is the only independent source from which we currently have information regarding secondary market sales. The gross sales prices reported by this service does not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by this service is accurate or complete. Other sources, such as The Stinger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnership Board. The American Partnership Board, another independent third-party source, did not report any trades during the periods reported below.
•	Set forth below are the high and low sales prices of Units during the years ended December 31, 2005, 2006 and 2007 (through July 31, 2007) as reported by Direct Investments Spectrum, an independent third-party source. No trades were reported for the year ended December 31, 2004.

	HIGH	LOW
Year Ended 2005:	$55,000.00	$52,000.00
Year Ended 2006:	$67,523.00	$49,000.00
Year Ended 2007 (through July 31):	$85,000.00	$54,000.00
          The general partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MPF Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss your Partnership’s performance in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at P.O. Box 2347, Greenville, SC 29602. Please be advised that the information contained in this letter reflects the extent of our advice with respect to this offer.

Sincerely, AIMCO/Riverside Park Associates GP, LLC General Partner